Filed by Central Pacific Financial Corp. Pursuant to Rule 425 of the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of

1934, as amended  Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on April 30, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact
Ian Campbell/Peter Mladina
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

NEWS RELEASE

ANOTHER LARGE CB SHAREHOLDER SUPPORTS CPF’s OFFER

Honolulu, Hawaii — April 30, 2003 — Central Pacific Financial Corp. (NYSE: CPF), parent company of Central Pacific Bank, announced that Nanboku Sangyo, a large shareholder of CB Bancshares, Inc., publicly supports a merger of the two companies. Nanboku owns 185,830 shares, representing 4.8 percent of outstanding CB shares.

“We are very supportive of CPF’s offer to acquire CB Bancshares,” said Hiroko Nagamoto, President of Nanboku Sangyo.  “We believe that the offer represents an extremely attractive price for CB’s shareholders, and we are going to do what we can to help this process move forward as quickly as possible.”

Nanboku Sangyo designated CPF as its agent to call on its behalf one or more special meetings of CB shareholders for the purpose of facilitating CPF’s proposal to combine the two companies.  This revocable designation does not include any authority to vote Nanboku’s CB shares.

Nanboku’s announcement of support comes in the wake of the April 16th announcement of TON Finance, B.V., CB’s largest shareholder, of its intention to vote 295,587 of its shares in support of the merger proposal.  TON Finance owns approximately 9.0 percent of CB shares.

 “Nanboku’s support for this merger underscores the compelling offer CPF has made,” said Neal Kanda, Chief Financial Officer of Central Pacific Financial Corp.  “We believe this offer, which represents a 50-plus percent premium and a near quadrupling of CB’s cash dividend, would be good for all CB shareholders.  The responsible thing to do is to move our proposal forward with our call for CB to set a special meeting date for CB shareholders, who deserve a voice in this process.  We remain ready to sit down with CB’s management and independent directors at any time to discuss this merger on a friendly basis, whenever they are ready to do so.”

“We are convinced that a merger of Central Pacific Financial and CB Bancshares would create a stronger, locally focused bank better able to fuel local economic growth by supporting the many small and mid-sized businesses that drive Hawaii’s local economy,” added Clint Arnoldus, Chairman, President and Chief Executive Officer of Central Pacific Financial Corp.

Central Pacific Financial Corp. is a Hawaii-based bank holding company whose common stock is traded on The New York Stock Exchange under the symbol “CPF.” Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide, including five supermarket branches and 77 ATMs statewide.  For additional information, please visit our web site at http://www.cpbi.com.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  The registration statement is not final and will be further amended.  Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to:  Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention:  David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.